

Mail Stop 4628

May 17, 2018

Timothy A. Leach
Chairman of the Board and Chief Executive Officer
One Concho Center
Concho Resources Inc.
600 West Illinois Avenue
Midland, TX 79701

> **Re: Concho Resources Inc.**
> **Registration Statement on Form S-4**
> **Filed April 20, 2018**
> **File No. 333-224354**

Dear Mr. Leach:

We have limited our review of your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 65

1.   Please revise to expand your disclosures with respect to the RSP board's open items of priorities as of the March 25, 2018 meeting, and explain how Concho and RSP arrived at the agreement for RSP board representation.

Recommendation of the Concho Board of Directors and Reasons for the Merger, page 75

2.   We note your disclosure on page 76 that Concho's expectation that the merger will produce in excess of $2 billion in operational and other synergies was a factor in the Concho board's recommendation of the merger. We further note that Morgan Stanley considered and relied on the synergies calculated by Concho management in its accretion/dilution analysis. Please revise to quantify the assumptions relied upon by

Concho management to calculate the amount of expected synergies. Also, expand the discussion of the Concho board's consideration of these synergies in their approval of the merger.

Opinion of Morgan Stanley, Concho's Financial Advisor, page 78

Comparable Company Analysis, page 81

3.   Please revise to disclose the multiples implied by the comparable companies that were used to derive the reference ranges applied in this analysis to each of Concho and RSP. In addition, please revise to explain how Morgan Stanley selected the reference range it applied to Concho's Aggregate Value to Current Production (Boepd) metric as the range applied appears to be higher than the range implied for this metric by the comparable companies. Please make similar revisions to the comparable company analysis prepared by TPH.

Precedent Transactions Analyses, page 82

4.   Please revise to disclose the multiples implied by the precedent transactions that were used to derive the reference ranges applied in this analysis to each of Concho and RSP. In addition, please revise to explain how the reference ranges were selected as the ranges appear to be higher than the ranges implied by the precedent transactions. Please make similar revisions to the precedent transactions analysis prepared by TPH.

Net Asset Valuation Analysis, page 84

5.   Please revise to quantify the material assumptions, including the discount rates, which were used in this analysis.

6.   Revise to describe Morgan Stanley's assumptions for assuming a tax rate of 23%.

Accretion/Dilution Analysis, page 88

7.   Please disclose the accretion rates which resulted from this analysis. In addition, please quantify the material assumptions which were used in this analysis.

Opinion of TPH, RSP's Financial Advisor, page 94

8.   We note that TPH considered synergies projected by management of RSP in rendering its financial opinion. Please revise to disclose the synergies and the related assumptions which TPH considered from management of RSP.

Net Asset Value Analysis, page 98

9.   Please revise to quantify the material assumptions which were used in this analysis. In this regard, please define and quantify the unlevered free cash flows used in this analysis and in your discounted cash flow analysis. Please also disclose the years for which unlevered free cash flows were projected for this analysis.

Precedent Premiums Paid, page 103

10.   Please disclose or clarify that the 16 U.S. upstream corporate transactions selected for this analysis are referred to previously on page 100.

Concho Unaudited Forecasted Financial Information, page 104

11.   Please disclose the management projections of Concho for years 2021 and 2022.

Unaudited Pro Forma Combined Financial Statements, page 158

General

12.   Please update the historical and pro forma financial information in your filing to comply with Rules 3-12 and 11-02(c) of Regulation S-X.

13.   Please expand your disclosure pertaining to pro forma adjustment (i) on page 165 to explain how the $8.78 billion ascribed to oil and gas properties to be acquired is apportioned to the properties based on their status, taking into account reserve classifications, also considering whether the properties are developed and whether the properties are producing. Please indicate how your allocations compare to the historical amounts, and address any change in depletion rates or other factors necessary to understand your computation of pro forma DD&A expense.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Timothy A. Leach
Concho Resources Inc.
May 17, 2018
Page 4

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Krishna Veeraraghavan, Esq.
        Sullivan & Cromwell LLP